Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

November 9, 2020

Via EDGAR

Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re: Principal Funds, Inc. (the “Registrant”)
Response to SEC Staff Comments for Registrant’s Funds with an October 31 Fiscal Year End
File Nos. 033-59474, 811-07572

Dear Mr. Long,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission, which you communicated to me via telephone on October 29, 2020.

Comment 1. It does not appear that the High Income Fund has adopted an 80% policy. However, the annual report states that the Fund invests 80% of its assets in certain types of securities. Please reconcile in future filings.

Response: In future annual reports, the Registrant will eliminate references to an 80% policy for this Fund.

Comment 2. The Global Diversified Income Fund has multiple investments that are based on LIBOR. Should the Fund include a principal risk related to LIBOR?

Response: The Registrant continues to monitor the potential impacts of the discontinuation of LIBOR. Although the Registrant declines to add a principal risk at this time, the Registrant recently supplemented the statutory prospectus to provide more detail about the transition and potential risks.

Comment 3. Due to the Inflation Protection Fund’s use of derivatives, the MDFP should include the impact of derivatives on the Fund’s performance going forward.

Response: In future annual reports, the Registrant will include disclosure about derivatives in the MDFP if material.

Comment 4. Going forward, the notes to the financial statements should include a very brief description about the Money Market Fund’s use of liquidity fees on redemptions and redemption gates.

Response: The Registrant will make the requested change in future financial statements.

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel and Assistant Secretary, Registrant